UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  October 22, 2020

HEALTHCARE MERGER CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39160	83-1905538
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

623 Fifth Avenue, 14th Floor

New York, New York 10022

 (Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (646) 975-6581

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	HCCOU	The Nasdaq Stock Market LLC
Class A Common Stock, par value of $0.0001 per share	HCCO	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share	HCCOW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Private Placement Subscription Agreement

On October 22, 2020, Healthcare Merger Corp. (“Parent”) entered into a Subscription Agreement (the “BSMH Subscription Agreement”) with Bon Secours Mercy Health, Inc. (“BSMH”), pursuant to which BSMH has agreed to purchase an aggregate of 100,000 shares of Parent Class A common stock in a private placement for $10.00 per share (the “BSMH Private Placement”). The proceeds from the BSMH Private Placement will be used to partially fund the cash consideration to be paid to the stockholders of Specialists On Call, Inc. (the “Company”) at the closing of the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 29, 2020, by and among Parent, Sabre Merger Sub I, Inc., Sabre Merger Sub II, LLC, and the Company, and for general working capital purposes following the closing.

The BSMH Subscription Agreement will terminate upon the earlier to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the mutual written agreement of the parties to such Subscription Agreement and (c) February 5, 2021. As of the date hereof, the shares of Parent Class A common stock to be issued in connection with the BSMH Subscription Agreement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”). Parent will, within 30 days after the consummation of the transactions contemplated by the Merger Agreement, file with the SEC a registration statement registering the resale of such shares of Parent Class A common stock and will use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof. A copy of the BSMH Subscription Agreement is attached hereto as Exhibit 10.1, and is incorporated herein by reference, and the foregoing description of the BSMH Private Placement is qualified in its entirety by reference thereto.

Item 7.01 Regulation FD Disclosure.

On October 23, 2020, Parent and the Company issued a joint press release to announce the BSMH Private Placement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein. Notwithstanding the foregoing, information contained on the websites of Parent, the Company or any of their affiliates referenced in Exhibit 99.1 or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this Current Report on Form 8-K.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Parent under the Securities Act, or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any of the information in this Item 7.01, including Exhibit 99.1.

Additional Information; Participants in the Solicitation

In connection with the proposed business combination contemplated by the Merger Agreement, Parent has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which includes a proxy statement distributed to holders of Parent’s common stock in connection with Parent’s solicitation of proxies for the vote by Parent’s stockholders with respect to the proposed business combination and other matters as described in the registration statement; a consent solicitation statement distributed to the Company’s stockholders in connection with the Company’s solicitation of written consents to approve the proposed business combination; and a prospectus relating to the offer of the securities to be issued to the Company’s stockholders in connection with the proposed business combination. The registration statement has been declared effective by the SEC, and Parent has mailed the definitive proxy statement/prospectus to its stockholders of record as of September 25, 2020 for voting on the proposed business combination at the Special Meeting of Stockholders to be held on October 30, 2020. Stockholders and other interested persons are urged to read the proxy statement/consent solicitation statement/prospectus and any other relevant documents filed with the SEC because they contain important information about Parent, the Company and the proposed business combination. Stockholders can obtain a free copy of the definitive proxy statement/consent solicitation statement/prospectus, as well as other filings containing information about Parent, the Company and the proposed business combination, without charge, at the SEC’s website located at www.sec.gov. Parent and its directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Parent’s stockholders in respect of the proposed business combination and the other matters set forth in the definitive proxy statement/consent solicitation statement/prospectus. Information regarding Parent’s directors and executive officers is available under the heading “Directors, Executive Officers and Corporate Governance” in its Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/consent solicitation statement/prospectus relating to the proposed business combination. This Current Report on Form 8-K does not contain all the information that should be considered in respect of the proposed business combination. It is not intended to form any basis of any investment decision or any decision in respect to the proposed business combination.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “potential,” “predict,” “project,” “forecast,” “intend,” “may,” “should,” “would,” “will,” “expect,” “continue,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements about the expected timing of the completion of the proposed business combination, the anticipated use of the proceeds from the BSMH Private Placement and information regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of the Company’s and Parent’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company and Parent. These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Parent or the Company is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to the Company; risks related to the Company’s business, adoption of its software platform and other matters; the effects of competition on the Company’s future business; the amount of redemption requests made by Parent’s public stockholders; the ability of Parent or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future, and those factors discussed in the registration statement under the heading “Risk Factors,” and other documents of Parent filed, or to be filed, with the SEC, as well as in any materials made available to you in connection with this Presentation. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Parent nor the Company presently know or that Parent and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Parent’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. Parent and the Company anticipate that subsequent events and developments will cause Parent’s and the Company’s assessments to change. However, while Parent and the Company may elect to update these forward-looking statements at some point in the future, Parent and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Parent’s and the Company’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01 Exhibits.

(d) List of Exhibits.

Exhibit Index

Exhibit No.	Description

10.1	Subscription Agreement, dated as of October 22, 2020, by and between Healthcare Merger Corp. and Bon Secours Mercy Health, Inc.

99.1	Press release, dated October 23, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Healthcare Merger Corp.

Date: October 23, 2020	By:	/s/ Dennis Conroy
	Name:	Dennis Conroy
	Title:	Chief Financial Officer

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